January 21, 2015



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
     	Commercial Vehicle Group Inc.
     	As of December 31, 2014

Gentlemen:

In  accordance  with  Section 13(d)(5) of the Securities Exchange
Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change of beneficial ownership since the last filing, as of December 31, 2014 filed on behalf of Eagle Boston Investment Management, Inc.

Very truly yours,



Damian Sousa
Chief Compliance Officer

DS:AF
Enclosures

cc:	Office of the Corporate Secretary
     	Commercial Vehicle Group Inc.
	7800 Walton Parkway
	New Albany, OH 43054



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*


Commercial Vehicle Group Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)

202608105
(CUSIP Number)


Check  the  following  box  if a fee  is  being  paid  with
this statement  _____.   (A fee is not required  only  if  the
filing person:    (1)  has  a  previous  statement  on  file
reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of  this  cover  page shall  not be deemed to be "filed" for the purpose of Section  18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Page 1 of 5 Pages

CUSIP NO. 202608105                                  13G

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Eagle Boston Investment Management, Inc.		58-2372400

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
      (B)______

3  SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida


NUMBER OF           		5    SOLE VOTING POWER
SHARES                     		1,626,421
BENEFICIALLY      		 6    SHARED VOTING POWER
OWNED                                  	- - -
AS OF
DECEMBER 31, 2014            7    SOLE DISPOSITIVE POWER
BY EACH                      		1,626,421
REPORTING           		 8    SHARED DISPOSITIVE POWER
PERSON WITH                  		 - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
      1,626,421

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

      5.48%

12  TYPE OF REPORTING PERSON*

      IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		Commercial Vehicle Group Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

			7800 Walton Parkway
			New Albany, OH 43054


Item 2(a) 	Name of Person Filing:

          		Eagle Boston Investment Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          		880 Carillon Parkway
          		St. Petersburg, Florida 33716


Item 2(c) 	Citizenship:

          		Florida


Item 2(d) 	Title of Class of Securities:

          		Common Stock


Item 2(e) 	CUSIP Number:

          		202608105


Item 3    	Type of Reporting Person:

          		(e)   Investment  Adviser  registered  under Section 203 of the
                	       Investment Advisors Act of 1940




Page 3 of 5 Pages
Item 4     	Ownership as of December 31, 2014:

           		(a)  Amount Beneficially Owned:

                	1,626,421 shares of common stock beneficially owned including:

                                                            				No. of Shares
            Eagle Boston Investment
            Management, Inc.                                 			   1,626,421

            (b) Percent of Class:                               			     5.48%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)           		 (ii)          	 (iii)            	(iv)
                                              			Deemed           Deemed
                 Deemed         	Deemed        	to have         	 to have
                 to have       		to have       	Sole Power      Shared Power
                 Sole Power     	Shared Power  to Dispose      	 to Dispose
                 to Vote or     	to Vote or    	or to            	 or to
                 to Direct      	to  Direct    	Direct the         Direct the
                 to Vote       		to Vote       	Disposition      Disposition

           	1,626,421		----          	1,626,421	----

Eagle Boston Investment
Management, Inc.

Item 5		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                         				  (    )

Item 6     	Ownership of More than Five Percent on Behalf  of Another Person:

          		 N/A

Item 7     	Identification and Classification of the Subsidiary which Acquired the Security Being  Reported on by the Parent Holding Company:

         		N/A


Page 4 of 5 Pages
Item 8     	Identification and Classification of Members of the Group:   N/A

Item 9     	Notice of Dissolution of Group:   N/A

Item 10    	Certification:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           		Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2015

Eagle Boston Investment MANAGEMENT, INC.

/s/ Damian Sousa

__________________________________
Damian Sousa
Vice President
Chief Compliance Officer

















Page 5 of 5 Pages